January 22, 2010

BY EDGAR

Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, DC 20549

Re: AGY Holding Corp.

Form 10-K for Fiscal Year Ended December 31, 2008 (the “2008 Form 10-K) Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and June 30, 2009 and September 30, 2009

File No. 333-150749

Dear Mr. Decker:

We respectfully submit our response to the comments in your letter dated December 23, 2009 following your review of our response letter dated November 12, 2009. The timing of this response is consistent with our request to respond by January 22, 2010, as discussed with Ernest Greene of your office during a January 4, 2010 telephone call with our counsel, Laurie Churchill of Ropes & Gray LLP.

In connection with our response to the comments, AGY Holding Corp. (the “Company”) acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For reference purposes, your comments are reproduced below in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:	Where we have concluded that additional disclosures or revisions are required, we have underlined or otherwise delineated such disclosures and revisions and have indicated where and in which future filings such disclosure and revisions will be presented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Alloy Metals, page 23

2.	We note your response to comment two from our letter dated October 14, 2009. Since alloy metals are an integral part of your installed glass-melting furnaces and a material component of your total property, plant and equipment, we believe investors would benefit from more comprehensive disclosures (similar to those provided in your response letter) of your consideration of the spot market price of platinum and rhodium as part of your impairment assessment. We also believe that you should disclose the extent to which fair value of alloy metals are less than the carrying value of alloy metals, if applicable. To the extent that your current fair values of alloy metals are less than the carrying value of these metals, your disclosures could be made clearer to investors by explaining how material changes in the value of these metals may not necessarily impact the financial statements unless the asset group as a whole had insufficient cash flows. You should also consider disclosing trends related to the segments which primarily use alloy metals and what would happen in the event of a decrease in demand.

Response:

As requested, the Company will supplement its “Critical Accounting Polices” included in the “Impairment of Long-Lived Assets” subsection of relevant periodic future filings, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”), and in the “Impairment of Long-Lived Assets, including “Definite-Lived Intangible Assets” note included in the Company’s “Summary of Significant Accounting Policies” footnote of the Company’s future consolidated financial statements to include the following disclosures:

Pursuant to ASC 360-10, the Company evaluates its long-lived assets, including its tangible assets consisting of property plant, and equipment, and alloy metals (which are an integral part of the Company’s installed glass-melting furnaces) and its definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. A significant decrease in the spot market price of alloy precious metals is one of the factors considered by management in determining the need to test this asset group for recoverability. However, management also takes into account that the market price of the precious metals may be volatile over short periods of time. Accordingly, changes in the market price of alloy precious metals may not trigger impairment assessment because such changes may not significantly impact future cash flows expected from the use of the alloy metals on an ongoing basis.

An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from the disposition of the asset (if any), are less than the related asset’s carrying amount. Estimating future cash flows requires the Company to make judgments regarding future economic conditions, product demand, and pricing. Although the Company believes its estimates are appropriate, significant differences in the actual performance of the asset or group of assets may materially affect the Company’s asset values and results of operations.

Management does not believe that disclosure of the market value of its metal alloys when less than the carrying values of alloy metals would provide the readers of the financial statements with meaningful information to evaluate the Company’s current performance or to assess the value of the Company because the spot market price of precious metals is not representative of future cash flow generation and can vary significantly over short periods of time. As an example, the market price of one of the precious metals the Company uses increased by over 170% during the five year period ended December 31, 2009 (with the lowest market price experienced during this period being over 70% lower than the average market price of this five-year period), and the market price increased an additional 12% in the first two weeks of 2010. Management believes that information on the market value of metal alloys and by reporting segment would confuse the readers of the financial statements because market data about the Company’s other long-lived assets is not available or presented. Accordingly, management respectfully believes that in this regard its proposed enhanced financial statement disclosures are adequate.

Goodwill and Intangible Assets with Indefinite Lives, page 23

3.	We note your response to comment three from our letter dated October 14, 2009. You indicate that until your Company’s Chinese Business Combination in June 2009, all goodwill was allocated to one reporting unit (AGY Holding Corp). Please revise your future filings to explain the reporting units at which you test goodwill for impairment after the Chinese Business Combination and your basis for that determination.

Response:

As requested, the Company will supplement its “Critical Accounting Polices” included in the “Goodwill and Intangible Assets with Indefinite Lives” subsection of relevant future filings, beginning with its 2009 Form 10-K, and in the “Goodwill and Intangible Assets” note included in the Company’s “Summary of Significant Accounting Policies” footnote of the Company’s future consolidated financial statements to include the following disclosures:

Goodwill and Intangible Assets- The Company accounts for goodwill and other intangible assets in accordance with the provisions of ASC 350. Goodwill and intangible assets with indefinite lives are not amortized, but instead are subject to annual impairment testing conducted each year as of October 31. The goodwill asset impairment test involves comparing the fair value of a reporting unit to its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, a second step comparing the implied fair value of the reporting unit’s goodwill to the carrying amount of that goodwill is required to measure the potential goodwill impairment loss. Interim tests may be required if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

As defined in ASC 350-20-35, a reporting unit is an operating segment, or one level below an operating segment. Since the Company’s Chinese Business Combination in June 2009, the Company determined that it operates as two reportable segments consisting of AGY US and AGY Asia, each a separate operating segment, as discussed in the Segment Information footnote. As there are no reporting units below the operating segment level, the reportable segments are the level at which the Company tests for goodwill impairment.

All of the Company’s goodwill and other intangible assets with indefinite lives relate to AGY US, and accordingly, the Company’s test for impairment is based on the fair value of the AGY US reporting unit.

Management believes that the Segment Information disclosures that were provided in the Company’s consolidated financial statements included in Form 10-Q for the quarter ended September 30, 2009 and referenced below, explain adequately how the Company determined its two reportable segments as AGY US and AGY Asia.

“Since the acquisition of AGY Asia on June 10, 2009 as discussed in Note 2, the Company has two reportable segments, each a separate operating segment. The AGY US segment includes the US manufacturing operations and its sale of advanced glass fibers that are used worldwide as reinforcing materials in numerous high-value applications and end-markets through AGY Holding Corp., its wholly owned domestic and French subsidiaries. The AGY Asia segment includes the manufacturing operations of the Company’s 70% controlling ownership of AGY Hong Kong Limited and its sale of advanced glass fibers that are used primarily in the Asian electronics markets. The Company’s operating segments are managed separately based on differences in their manufacturing and technology capabilities, products and services and their end-markets as well as their distinct financing agreements. The financial results for our operating segments are prepared using a management approach, which is consistent with the basis and manner in which we internally segregate financial information for the purpose of making internal operating decisions. We evaluate the performance of our operating segments based on operating profit. Corporate and certain other expenses are not allocated to the operating segments, except to the extent that the expense can be directly attributable to the operating segment.”

4.	We note from your response to comment three from our letter dated October 14, 2009 that the fair value of goodwill and intangible assets with indefinite lives exceeded the carrying value by a significant cushion as of December 31, 2008. However, during the quarter ended June 30, 2009 you recognized a $44.5 million goodwill impairment charge. Please revise your future filings to disclose if the fair value of your reporting units continues to substantially exceed your carrying amounts as of your most recent impairment test. If the fair value of your reporting units does not substantially exceed your carrying amounts (and therefore there is a reasonable risk of future impairments), please disclose the following:

•	percentage by which fair value exceeded carrying value as of the most recent test;

•	amount of goodwill allocated to the reported unit; and

•	description of the methods and key assumptions used in performing step one of your impairment test and how the key assumptions were determined.

Response:

In response to the Staff’s comments, the Company will supplement its “Critical Accounting Polices” included in the “Goodwill and Intangible Assets with Indefinite Lives” subsection of relevant future filings, beginning with its 2009 Form 10-K if applicable, and in the “Goodwill and Intangible Assets” note included in the Company’s “Summary of Significant Accounting Policies” footnote of the Company’s future consolidated financial statements to include the following disclosures:

As the result of the first step of the of the impairment analysis at the most recent test date, the fair value of the AGY US reporting unit exceeded its carrying value by approximately X%, and accordingly no impairment was recognized. To determine the estimated fair value of the reportable segment, the Company, with the assistance of a third-party specialist, uses, both a market valuation and income valuation approach. The market valuation approach uses prices and other relevant information generated by market transactions involving comparable businesses. The income valuation approach uses valuation techniques such as discounted future cash flows analysis. Specific assumptions are updated at the date of each test to consider current industry and Company-specific performance and risk factors from the perspective of a market participant. While the Company believes it has made reasonable estimates and assumptions to calculate the fair value of the reporting unit, it is possible a material change could occur. In the event that fair value is less than carrying value, step two of the impairment analysis would be required and an impairment charge may result.

Additionally, the Company intends to disclose in future filings, beginning with its 2009 Form 10-K, if applicable, when the fair value of the reporting unit does not substantially exceed its carrying amount, the changes in the key assumptions as of the most recent test date, such as changes in the discount rates, market multiples and cash flow projections.

As referenced in the Company’s consolidated financial statements included in Form 10-Q for the quarter ended September 30, 2009, the amount of goodwill allocated to each reporting unit (all related to AGY US) is disclosed in the Segment Information disclosure.

Impairment of Long-lived Assets, Including Definite-lived Intangible Assets, page 23

5.	We have read your response to comment four from our letter dated October 14, 2009 in which you indicate that the fair value of your long-lived tangible assets and definite-lived intangible assets exceeded carrying value as of June 30, 2009. Please revise to disclose if the fair value of your asset groups substantially exceeded carrying value and if not, please revise to disclose the percentage by which fair value of the asset group exceeded carrying value as of the most recent test.

Response:

As indicated in our response letter dated November 12, 2009, given the short-term performance in 2009 of the Company’s AGY US reportable segment, and its short-to-midterm view, the Company reassessed impairment of the long-lived tangible and definite-lived intangible assets of the AGY US reporting unit at June 30, 2009. As of June 30, 2009, the assessed fair value of the AGY US reporting unit’s long-lived assets group, which includes both tangible assets (property, plant and equipment, and alloy metals) and definite-lived intangible assets, exceeded the carrying value of this asset group by approximately 27%, and therefore, given the substantial cushion, no impairment was recognized and management determined it was not necessary to disclose the percentage or amount of such excess.

In future filings, beginning with its 2009 Form 10-K, the Company will disclose whether the fair value of the Company’s long-lived assets (including definite-lived intangible assets) substantially exceed carrying value, and if not, the Company will disclose the percentage by which fair value of the asset group exceeds carrying value.

We greatly appreciate the cooperation of the Staff concerning our response. If you have additional questions or comments, please contact me at (803) 643-1197.

Very truly yours,

/s/ Catherine Cuisson
Catherine Cuisson
Vice President and Corporate Controller

cc:	Craig E. Marcus, Esq.

Laurie A. Churchill, Esq.